UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2023

Commission File Number: 001-36458

NEOVASC INC.

(Translation of registrant’s name in English)

Suite 5138 - 13562 Maycrest Way

Richmond, British Columbia, Canada, V6V 2J7

(Address of principal executive offices and zip code)

 Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was filed with the Securities and Exchange Commission on April 22, 2022 (File No.: 333-264444) and into the Registration Statement on Form F-10 of the Registrant, which was filed with the Securities and Exchange Commission on April 16, 2021 (File No. 333-255293)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.

	By:	/s/ Chris Clark
Chris Clark, Chief Financial Officer

Date: January 17, 2023

EXHIBIT LIST

Exhibit No.	Description
99.1	Arrangement Agreement, dated as of January 16, 2023, between Neovasc Inc. and Shockwave Medical, Inc.
99.2	Form of D&O Support Agreement.
99.3	Form of Noteholder Conversion and Support Agreement.